CHAPMAN AND CUTLER
                     111 WEST MONROE STREET
                    CHICAGO, ILLINOIS  60603


                        October 10, 1995


Nike Securities L.P.
Suite 300
1001 Warrenville Road
Lisle, Illinois 60532

The Chase Manhattan Bank
770 Broadway, 6th Floor
New York, New York 10003

Gentlemen:

     We have acted as counsel to The First Trust Combined Series 268 containing The First Trust of Insured Municipal Bonds-Multi-
State: Missouri Trust, Series 31 (the "Missouri Trust"), with respect to certain matters preliminary to the issuance and sale of units of interest therein (the "Units") pursuant to a Trust Indenture and Agreement, dated as of the date hereof (the "Indenture"), among Nike Securities L.P., as Depositor (the
"Depositor"), The Chase Manhattan Bank, as Trustee (the "Trustee"), Securities Evaluation Service, Inc., as Evaluator and First Trust Advisors L.P., as Portfolio Supervisor. The Units represent fractional undivided interests in the principal of and net income on obligations deposited in one of several separate trusts, including the Missouri Trust (the "Trust"). Each separate trust will be administered as a distinct entity with separate investments, expenses, books and records.

     The assets of the Trust will consist of bonds, notes, warrants, or other evidences of indebtedness issued by or on behalf of the State of Missouri (the "State"), its counties, townships, cities, incorporated towns, school corporations, state educational institutions or state supported institutions of higher learning, other political, municipal, public or quasi-public corporations or bodies, special assessment or taxing districts or authorized bodies of such corporations or districts ("Political Subdivisions") issued after March 11, 1959 (the "Missouri Bonds"), and, provided the interest thereon is exempt from State income taxes, by or on behalf of territories or possessions of the United States of America, or its political subdivisions, agencies or instrumentalities (the "Possession Bonds") (collectively, the "Bonds"). Distributions of interest on the Bonds received by the Trust will be made semi-annually unless a Unit holder elects to receive them monthly.

     Although we express no opinion with respect to the issuance of the Bonds, in rendering our opinion expressed herein, we have assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for Federal income tax purposes, (iii) interest on the Missouri Bonds, if received directly by a Unit holder, would be exempt from the income tax imposed by the State of Missouri that is applicable to individuals and corporations (the "Missouri State Income Tax"). This opinion does not address the taxation of persons other than full time residents of Missouri.

     In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law:

      (1) The Trust is not an association taxable as a corporation for Missouri income tax purposes, and each Unit holder of the Trust will be treated as the owner of a pro rata portion of the Trust and the income of such portion of the Trust will be treated as the income of the Unit holder for Missouri State Income Tax purposes.

     (2) Interest paid and original issue discount, if any, on the Bonds which would be exempt from the Missouri State Income Tax if received directly by a Unit holder will be exempt from the Missouri State Income Tax when received by the Trust and distributed to such Unit holder; however, no opinion is expressed herein regarding taxation of interest paid and original issue discount, if any, on the Bonds received by the Trust and distributed to Unit holders under any other tax imposed pursuant to Missouri law, including but not limited to the franchise tax imposed on financial institutions pursuant to Chapter 148 of the Missouri Statutes.

     (3) Each Unit holder of the Trust will recognize gain or loss for Missouri State Income Tax purposes if the Trustee disposes of a bond (whether by redemption, sale, or otherwise) or if the Unit holder redeems or sells Units of the Trust to the extent that such a transaction results in a recognized gain or loss to such Unit holder for Federal income tax purposes. Due to the amortization of bond premium and other basis adjustments required by the Internal Revenue Code, a Unit holder, under some circumstances, may realize taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost.

     (4) Any insurance proceeds paid under policies which represent maturing interest on defaulted obligations which are excludable from gross income for Federal income tax purposes will be excludable from Missouri State Income Tax to the same extent as such interest would have been so excludable if paid by the issuer of such Bonds held by the Trust; however, no opinion is expressed herein regarding taxation of interest paid and original issue discount, if any, on the Bonds received by the Trust and distributed to Unit holders under any other tax imposed pursuant to Missouri law, including but not limited to the franchise tax imposed on financial institutions pursuant to Chapter 148 of the Missouri Statutes.

     (5) The Missouri State Income Tax does not permit a deduction of interest paid or incurred on indebtedness incurred or continued to purchase or carry Units in the Trust, the interest on which is exempt from such Tax.

     (6) The Trust will not be subject to the Kansas City, Missouri Earnings and Profits Tax and each Unit holder's share of income of the Bonds held by the Trust will not generally be subject to the Kansas City, Missouri Earnings and Profits Tax or the City of St. Louis Earnings Tax (except that no opinion is expressed in the case of certain Unit holders, including corporations, otherwise subject to the St. Louis City Earnings
Tax).

     (7) Chapman and Cutler has expressed no opinion with respect to taxation under any other provisions of Missouri law. Ownership of the Units may result in collateral Missouri tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of such collateral consequences.

     Units may be subject to the Missouri Estate Tax. We have not examined any of the Bonds to be deposited and held in the Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from the Missouri State Income Tax of interest on the Missouri Bonds if received directly by a Unit holder.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (No. 333-10079) filed pursuant to the Securities Act of 1933, as amended (the "Act"), with respect to the registration of the sale of the Units and to the references to our firm in such Registration Statement and the preliminary prospectus included therein. In giving such consent, we do not thereby admit that we are persons whose consent is required by Section 7 of the Act, or the rules and regulations thereunder.

                                    Respectfully submitted


                                    CHAPMAN AND CUTLER

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